November 30, 2023

Board of Directors
Ludwig Enterprises, Inc.

Re: Resignation as Officer

Gentlemen:

I hereby resign as an officer of Ludwig Enterprises, Inc., a Nevada corporation (the "Company"), effective immediately.

My resignation is not the result of any disagreement with the Company on any matter relating to its operation, policies (including accounting or financial policies) or practices.

Sincerely,

DocuSigned by:
Tom Terwilliger
8728B623283C43B...
Thomas Terwilliger